Exhibit 99.2

MEDIA CONTACT:	VENATOR:	FOR IMMEDIATE RELEASE

Brunswick Group	Angela Turley	May 15, 2023
Azadeh Varzi / Imran Jina	angela_turley@venatorcorp.com
venator@brunswickgroup.com	Direct: +44 (0) 1740 608574
Direct: +44 (0) 2074 045959

Venator Reaches Comprehensive Agreement to Enter Prepackaged Chapter 11 to Significantly Reduce Debt and Promptly Emerge Positioned for Long-Term Growth

WYNYARD, UK - Venator Materials PLC (“Venator” or the “Company”) (NYSE: VNTR), a global manufacturer and marketer of chemical products, announces that it has reached an agreement with the overwhelming majority of its lenders and noteholders on the terms of a comprehensive recapitalization plan. The agreement will equitize nearly all of the Company’s funded debt, strengthen its balance sheet and facilitate an infusion of new capital, which will position the Company for future growth and success.

The recapitalization will be implemented through a prepackaged Chapter 11 process in the United States and will be financed by a debtor-in-possession ("DIP") financing facility, which includes a commitment for $275 million in new-money financing from the Company’s supporting creditors. Following approval by the Court, the DIP financing, together with cash on hand and cash generated from ongoing operations, is expected to provide substantial liquidity to support Venator throughout the recapitalization process and beyond.

Venator's businesses are expected to continue to operate as normal for the duration of the process, and Venator expects to continue to pay wages and benefits to its global workforce, and to pay all trade partners in the ordinary course. Throughout the court-supervised Chapter 11 process, Venator will remain in possession and control of its assets, retain its existing management team and board of directors, and gain access to the array of tools available under Chapter 11 to position the company for long-term sustainable growth.

Simon Turner, President and Chief Executive Officer of Venator, said: “The agreement we have reached with our lenders on a recapitalization plan will significantly reduce Venator’s debt burden and place the Company on a sound financial footing, which will enable us to deliver on our strategy and capitalize on future growth opportunities. We have faced unprecedented economic headwinds, including significantly lower product demand and higher raw material and energy costs in the second half of 2022, but Venator’s management, alongside our advisors, has worked tirelessly to assess all viable options available to us to ensure the long-term sustainable success of the Company.”

Venator commenced solicitation for votes on its prepackaged Chapter 11 plan, and expects to complete its Chapter 11 process within approximately two months.

Venator expects to be delisted by the New York Stock Exchange in accordance with its rules. Venator common shares will, however, continue to trade in the over-the-counter marketplace throughout the duration of the Chapter 11 process. The shares are proposed to be cancelled as part of Venator’s restructuring.

In connection with the prepackaged Chapter 11 and recapitalization process, Venator is assisted by Moelis & Company and Kirkland & Ellis as respective financial and legal advisors, in addition to Alvarez & Marsal as operational advisor, and has asked the Court for authority to employ Epiq Corporate Restructuring, LLC as claims, noticing, and solicitation agent. Additional information may be found at: https://dm.epiq11.com/venator

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. Based in Wynyard, U.K., Venator employs approximately 2,800 associates and sells its products in more than 106 countries.

Social Media:

Twitter: www.twitter.com/VenatorCorp

Facebook: www.facebook.com/venatorcorp

LinkedIn: www.linkedin.com/company/venator-corp

Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements represent Venator's expectations or beliefs concerning future events, and it is possible that the expected results or outcomes described in this press release will not be achieved. These forward looking statements are subject to risks, uncertainties and other factors, many of which are outside of Venator's control, that could cause actual results or outcomes to differ materially from the results or outcomes discussed in the forward looking statements, including, without limitation, statements regarding: the effects of any agreement or restructuring support agreement between Venator and its lenders and noteholders, including Venator’s ability to reduce its debt, strengthen its balance sheet and facilitate an infusion of new capital; the effect of the bankruptcy process under chapter 11 of the United States Bankruptcy Code (the “Chapter 11 process”) on the implementation of any restructuring transactions pursuant to the restructuring support agreement (the “Restructuring Transactions”) and the interests of various constituents, including the holders of our ordinary shares; the length of time and the ability to complete a financial restructuring (the “Restructuring”), including a restructuring or cancellation of our existing debt, existing equity interests, and certain other obligations; Venator’s ability to continue as a going concern; the ability of Venator to continue to operate in the ordinary course of business while the Restructuring and Chapter 11 process are pending and without disruptions to relationships with suppliers, customers, employees and other third parties and regulatory authorities; potential adverse effects of the Restructuring and Chapter 11 process on Venator’s liquidity, results of operations or business prospectus; the availability of sufficient liquidity or operating capital during the pendency of the Chapter 11 process; Venator’s expected position and ability to improve long-term capital structure and address its debt service obligations following the completion of the Restructuring and Chapter 11 process; Venator’s ability to maintain the listing of its ordinary shares on the New York Stock Exchange or another stock exchange during or following the Chapter 11 process; Venator’s ability to obtain timely approval by the bankruptcy court with respect to the motions filed in connection with the Chapter 11 process; the risks associated with third party motions during the Chapter 11 process and objections to Venator’s Restructuring or other pleadings filed that could protract the Chapter 11 process or prevent the consummation of the Restructuring Transactions or an alternative Restructuring; the volatility in the price of our ordinary shares, including as a result of the Restructuring Transactions, the Chapter 11 process or any over-the-counter marketplace trading; increased administrative and legal costs related to the Restructuring Transactions and the Chapter 11 process; litigation and inherent risks involved in a Restructuring or bankruptcy process our potential need to continue to engage with shareholders and debtholders with respect to our capital structure and the Restructuring Transactions; our potential need to seek additional strategic alternatives, including by raising additional equity capital or debt, by reducing or delaying our business activities, by initiating reductions in force, by selling assets, by Restructuring, refinancing, purchasing, repaying or otherwise retiring our outstanding debt; our ability to remain compliant with all covenants in our existing and new debt; employee attrition and Venator’s ability to retain senior management and other key personnel due to the distractions and uncertainties in connection with the Restructuring Transactions; Venator’s ability to comply with the restrictions imposed by the terms and conditions of any new money financing arrangements; the volatile global economic conditions and a downturn in the worldwide economy due to inflation, geopolitics, changes in raw material and energy prices; interruptions in raw materials and energy supply; economic and other impacts from the military conflict in Ukraine and the economic sanctions imposed due to the conflict; the impacts of global health crises and the measures put in place by governments in response; our ability to maintain sufficient working capital; the costs associated with site closures; the execution, impact or timing of our cost reduction programs and initiatives and risks related to local law requirements in various jurisdictions; our ability to realize financial and operational benefits from our cost reduction program and operational improvement plans and initiatives; industry production capacity and operating rates; the supply demand balance for our products and that of competing products; pricing pressures; technological developments; legal claims by or against us; changes in government regulations, including increased manufacturing, labeling and waste disposal regulations and the classification of TiO2 as a carcinogen in the EU; management of materials resulting from our manufacturing process, including the ability to develop commercial markets in the regions in which we manufacture and our ability to dispose of these materials if necessary; the impacts of increasing climate change regulations; geopolitical events; cyberattacks; and public health crises

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements and uncertainties described from time to time in the documents that Venator files with the SEC, including Venator's Annual Report on Form 20-F for the year ended December 31, 2022. The risk factors and other factors noted therein could cause results, outcomes, expectations and projections to differ materially from those contained in any forward-looking statement.